May 25, 2016
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Martin James, Senior Assistant Chief Accountant
Kaitlin Tillan, Assistant Chief Accountant

Re:	GoPro, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36514

Ladies and Gentlemen:
GoPro, Inc. (the “Company”, “we” or “us”), in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 12, 2016 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-36514) filed with the Commission on February 29, 2016 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 42

1.
We note your disclosure on pages 14 and 34 of your expected substantial first quarter net loss and your weaker sell through trends and product repricing. Please tell us how you considered these known trends and uncertainties in your disclosure under Item 303(A)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

We advise the Staff that we considered the instructions and guidance in Item 303(a) of Regulation S-K and Section IV of SEC Release 34-48960 in preparing our liquidity disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in the Form 10-K. In particular, we assessed the impact of our projected 2016 operating results reported in the Form 10-K in evaluating our ability to generate cash and meet upcoming liquidity and capital resource needs. We did not expect our projected lower revenues, net losses and use of cash, including cash to fund contemplated acquisitions, to have a material impact on our ability to meet day-to-day operating expenses and commitments in the next 12 months. Further, we anticipated improvements in our working capital and did not expect pricing reductions and corresponding price protection-related charges recorded in 2015 to have a continuing material impact on future operating results. Over the long-term, we forecast to continue to generate positive cash flow from operations as we did in each of the three years of 2013-2015. As a result, we determined that the aforementioned

United States Securities and Exchange Commission
Division of Corporation Finance
May 25, 2016

trends and uncertainties are not reasonably likely to have a material effect on our liquidity and concluded that additional discussion and analysis in the Form 10-K was not required. We will continue to monitor our liquidity and capital resources and evaluate the need for additional MD&A disclosure in future filings.

Non-GAAP Financial Measures, page 47

2.
We note that you exclude POP display advertising from adjusted EBITDA. Please explain to us the reason you make this adjustment and revise future filings to clarify in your disclosure under Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

We advise the Staff that point-of-purchase (POP) display costs, less any fees charged, are recorded as other long-term assets on our consolidated balance sheets and amortized to sales and marketing expense over the expected period of benefit. We exclude POP display amortization in calculating adjusted EBITDA because it is a non-cash charge that is similar to the other charges we exclude in calculating adjusted EBITDA, including depreciation, amortization of acquired intangible assets and stock-based compensation. As described on page 48 of the Form 10-K, we use non-GAAP financial measures (including adjusted EBITDA) to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Insofar as this information is used by our management, we believe that it may similarly be useful to investors.
In response to the Staff’s comment, we will revise future filings to clarify our disclosure under Items 10(e)(1)(i)(C) and (D) of Regulation S-K beginning with our Form 10-Q for the quarter ended June 30, 2016. Using the disclosure in the Non-GAAP Financial Measures discussion within the MD&A on page 29 of our Form 10-Q for the quarter ended March 31, 2016 as an example, the following is an illustration of future proposed disclosures (proposed new disclosures shown in underlined and bolded text):
We use the non-GAAP financial measures of adjusted EBITDA, non-GAAP net income (loss), and non-GAAP earnings (loss) per share to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. We believe that these measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

•	These non-GAAP financial measures exclude certain recurring, non-cash charges such as stock-based compensation and amortization of acquired intangible assets;

•	adjusted EBITDA does not reflect tax payments that reduce cash available to us;

•
adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment ~~assets, including POP displays,~~ being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements; ~~and~~

•
adjusted EBITDA also excludes the amortization of POP display assets because it is a non-cash charge, and similar to depreciation of property and equipment and amortization of acquired intangible assets; and

•	other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.
Because of these limitations, you should consider adjusted EBITDA, non-GAAP net income (loss), and non-GAAP diluted earnings (loss) per share alongside other financial performance measures, including our financial results presented in accordance with GAAP.

United States Securities and Exchange Commission
Division of Corporation Finance
May 25, 2016

Item 8. Financial Statements
Note 2. Summary of Significant Accounting Policies
Point of purchase (POP) displays, page 58

3.
We note you amortize your POP displays over 24 to 36 months. Please clarify for us how you determined the appropriate period of amortization. As part of your response, please address whether the retailers are under contractual obligation to use the POP displays provided to them, whether notice is provided to you after any discontinuation of use, and whether ownership of the displays rests with you or the retailers. In addition, clarify for us how the cash outflows and amortization related to POP displays are presented in your statements of cash flows.

We advise the Staff that POP displays are provided to retailers, generally free of charge, in order to facilitate the marketing of the Company’s products within retail stores. The POP displays contain a display that broadcasts video images captured by GoPro cameras with product placement available for cameras and accessories. We further advise the Staff that retailers are under contractual obligation to use the POP display units that we provide to them, retailers generally provide notice to us after discontinuation of use and all POP display units remain the property of GoPro. We advise the Staff that we determine the appropriate period of POP display amortization based on our assessment of several factors, including: estimates of useful life for assets of comparable design and construction, the timing and frequency of replacement of POP displays at retailer locations, the quality and durability of manufactured materials, and historical analysis of units shipped. We evaluate the economic remaining useful lives of our POP display units on at least an annual basis.
We further advise the Staff that we classify POP displays as other long-term assets on our consolidated balance sheets, and cash outflows and amortization related to POP displays are classified as operating activities in our consolidated statement of cash flows as a component of the “prepaid expense and other assets” line item.

Note 8. Income Taxes
Uncertain income tax positions, page 73

4.
You disclose that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next 12 months. In future filings, please provide the disclosure required by ASC 740-10-50-15(d)(1) and (2).

We acknowledge the Staff’s comment and we will provide these additional disclosures in future filings beginning with our Form 10-Q for the quarter ended June 30, 2016. Using the disclosure in Note 9 on pages 15 and 16 of our Form 10-Q for the quarter ended March 31, 2016 as an example, the following is an illustration of future proposed disclosures (proposed new disclosures shown in underlined and bolded text):
The Company is currently under examination by the Internal Revenue Service for the 2012 through 2014 tax years and California Franchise Tax Board for the 2011 and 2012 tax years. At this time, the Company is not able to estimate the potential impact that the examination may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility it may have a material negative impact on the Company's results of operations. At March 31, 2016 and December 31, 2015, the Company’s gross unrecognized tax benefits was $45.4 million and $36.3 million, respectively. If recognized, $31.1 million of these unrecognized tax benefits (net of federal benefit) at March 31, 2016 would be recorded as a reduction of future income tax provision. Our existing tax positions will continue to generate an increase in unrecognized tax benefits in subsequent periods. Management believes events that could occur in the next 12 months and cause a material change in unrecognized tax benefits include, but are not limited to, the completion of

United States Securities and Exchange Commission
Division of Corporation Finance
May 25, 2016

examinations by the U.S. or foreign taxing authorities and the expiration of statute of limitations on the Company's tax returns. Although the completion, settlement and closure of any audits is uncertain, it is reasonably possible that the total amounts of unrecognized tax benefits will materially increase within the next 12 months. However, given the number of years remaining that are subject to examination, the range of the reasonably possible change cannot be reliably estimated.

Note 10. Commitments, Contingencies and Guarantees
Legal proceedings, page 75

5.
We note the 2016 class action lawsuits discussed on page 29. Please tell us why you did not include a discussion of your 2016 lawsuits either here or in your subsequent events footnote. Refer to ASC 450-20-50-9.

By way of background, and as disclosed in Part I, Item 3 of the Form 10-K, an initial purported class action lawsuit was filed on January 13, 2016 and purported class actions asserting essentially the same claims were filed between that date and February 19, 2016. On January 25, 2016, a purported class action on behalf of a different purported class was filed. In the preparation of the 2015 consolidated financial statements that were included in the Form 10-K, we evaluated information available to us at the time of filing regarding these separate groups of purported class action suits. Based on that information, we were not able to determine that it was reasonably possible that a material loss would be incurred, and therefore determined that no disclosure was necessary in Note 10 or Note 12 to the financial statements.
Notwithstanding our inability to determine that it was reasonably possible that a material loss would be incurred, we nonetheless elected to make disclosure in Part I, Item 3 of the Form 10-K in light of the nature of the claims asserted. We believe that our decision to disclose these matters should not be viewed as acknowledgment of their materiality, or an assessment of the probability that any material losses would result.
Product warranty, page 75

6.	Please explain to us the reason for the increase in the amount charged to warranty claims during 2015.
By way of background, we generally provide 12-month warranty coverage on all of our products except in the European Union where we provide a two-year warranty. Our warranty provides for repair or replacement of the associated products during the warranty period. We establish a liability for estimated product warranty costs at the time product revenue is recognized.
We advise the Staff that the amounts charged to cost of revenue for warranty claims increased by $15.1 million to $25.4 million in 2015 from $10.3 million in 2014 due to significant revenue growth in the fourth quarter of 2014 and higher total revenues in 2015. This increase in our estimated warranty costs recorded during the year of approximately 150% was partially offset by a corresponding increase in warranty claims settled that were approximately 170% higher than 2014. Warranty repair and replacement costs, on a unit basis, were approximately flat year-over-year.
Our ending warranty liability increased by $4.5 million, or approximately 70%, to $10.9 million at December 31, 2015 from $6.4 million at December 31, 2014. The growth in our ending liability balance was lower than the noted increase in warranty claims activity due to a decline in fourth quarter revenue of approximately 30% year-over-year.
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United States Securities and Exchange Commission
Division of Corporation Finance
May 25, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7657.

Sincerely,

/s/ Sharon Zezima
Sharon Zezima
General Counsel

cc:	Brian McGee, Chief Financial Officer
GoPro, Inc.

Dawn Belt
Fenwick & West LLP